RESULTS OF ANNUAL MEETING

The Fund held its annual meeting of shareholders on June 30, 2011. The purpose of the annual meeting was to elect two Trustees to the Fund's board of trustees for a three year term, or until the trustee's successor is duly elected and qualified, and to conduct any other lawful business of the Fund. Mr. John P. Calamos, Sr. and Mr. William R. Rybak were nominated for reelection as Trustees, and were elected as such by a plurality vote as follows:

                                                               BROKER NON-
TRUSTEE NOMINEE          VOTES FOR     VOTES WITHHELD     VOTES AND ABSTENTIONS
--------------           ---------     --------------     ---------------------
John P. Calamos, Sr.     59,937,374       864,850                    0
William R. Rybak         59,940,973       861,251                    0

Messrs. Marsh, Neal, Timbers and Tripples' terms of office as Trustees continued after the meeting.